EXHIBIT 1
                                                                     ---------

TABLE 1
-------

                           DUANE READE HOLDINGS, INC.
          Preliminary Consolidated Statements of Operations (Unaudited)
                                 (In thousands)

                                                     ---------------------------------       ---------------------------------
                                                          FOR THE 13 WEEKS ENDED                  FOR THE 39 WEEKS ENDED
                                                     ---------------------------------       ---------------------------------
                                                     September 30,       September 24,       September 30,       September 24,
                                                         2006                2005                 2006               2005
                                                     -------------       -------------       -------------       -------------
Net sales                                             $   385,655         $   378,557         $ 1,170,313         $ 1,172,824
Cost of sales                                             305,016             305,866             933,114             948,729
                                                      -----------         -----------         -----------         -----------
Gross profit                                               80,639              72,691             237,199             224,095
                                                      -----------         -----------         -----------         -----------
Selling, general & administrative expenses                 67,077              67,950             204,689             196,990
Labor contingency expense                                       -               1,100             (18,004)              3,300
Transaction expense                                             -                 236                   -                 817
Depreciation and amortization (1)                          17,863              17,816              55,169              53,313
Store pre-opening expenses                                    153                 114                 305                 264
Other                                                         148               1,454               1,783               4,636
                                                      -----------         -----------         -----------         -----------
                                                           85,241              88,670             243,942             259,320
                                                      -----------         -----------         -----------         -----------
Operating loss (1)                                         (4,602)            (15,979)             (6,743)            (35,225)
Interest expense, net                                      14,356              12,654              42,229              35,318
                                                      -----------         -----------         -----------         -----------
Loss before income taxes (1)                              (18,958)            (28,633)            (48,972)            (70,543)
Income tax expense (benefit) (1)                              734             (12,885)              1,661             (31,704)
                                                      -----------         -----------         -----------         -----------
Net loss (1)                                          $   (19,692)        $   (15,748)        $   (50,633)        $   (38,839)
                                                      ===========         ===========         ===========         ===========

---------------

(1) As discussed in the Form 12b-25, increased depreciation and amortization expense may have resulted from credits and repayments made during prior fiscal periods. Assuming that all amounts credited were subsequently repaid, the credits and repayments may have resulted in an overstatement of depreciation and amortization expense of up to approximately $147 in the third quarter of each of 2006 and 2005 and up to approximately $438 in each of the 2006 and 2005 nine month periods. These amounts would have increased operating loss and loss before income taxes for all of the above periods. Income tax benefit during the 2005 periods may also have been increased as a result, based on the tax impact of such depreciation expense. Due to tax valuation reserves being recorded during 2006, there would not be any impact upon income tax expense for the 2006 periods. Net loss for the above periods would reflect the combined impact of the overstatement of depreciation and amortization expense and any changes in income tax expense. As a result of additional possible changes to net property and equipment caused by the operation of acquisition-related purchase accounting, depreciation and amortization expense may be further changed, but there would be no impact from such changes on Adjusted FIFO EBITDA for any of those periods. The Company is in the process of verifying and quantifying such amounts.

TABLE 2
-------

                           DUANE READE HOLDINGS, INC.
               Preliminary Consolidated Balance Sheets (Unaudited)
                                 (In thousands)

                                                                   September 30,          December 31,
                                                                       2006                    2005
                                                                   -------------          ------------
Current Assets
       Cash                                                          $    1,366            $    1,362
       Receivables, net (1)                                              47,173                52,320
       Inventories (2)                                                  230,754               235,639
       Deferred Income Taxes                                              4,873                 7,717
       Prepaid Expenses and Other Current Assets                         26,039                26,114
                                                                     ----------            ----------
         Total Current Assets                                           310,205               323,152

Property and Equipment, net (3)                                         219,006               229,134
Goodwill (3)                                                             67,791                67,791
Other Assets, net (4)                                                   227,420               251,341
                                                                     ----------            ----------
         Total Assets                                                $  824,422            $  871,418
                                                                     ==========            ==========

Current Liabilities
       Accounts Payable (5)                                          $   85,569            $   72,711
       Accrued Expenses (6)                                              47,249                61,181
       Current Portion of Debt and Capital Leases (7) (8)               168,127               138,876
                                                                     ----------            ----------
         Total Current Liabilities                                      300,945               272,768

Long Term Debt and Capital Leases                                       412,971               415,346
Deferred Income Taxes                                                    30,682                32,117
Other Liabilities (9)                                                    46,369                67,265
                                                                     ----------            ----------
         Total Liabilities                                              790,967               787,496
                                                                     ----------            ----------

Total Stockholders' Equity (10)                                          33,455                83,922
                                                                     ----------            ----------

         Total Liabilities and Stockholders' Equity                  $  824,422            $  871,418
                                                                     ==========            ==========

---------------
(1) Includes third party pharmacy receivables of $34,614 and $36,673 at September 30, 2006 and December 31, 2005, respectively.

(2) Decrease in inventory from December 31, 2005 reflects the Company's working capital management initiatives as well as the impact of the closure of two net stores in the first nine months of 2006.

(3) The credits and repayments discussed in the Form 12b-25 may have resulted in an overstatement of net property and equipment of up to approximately $3.3 million at September 30, 2006 and $3.7 million at December 31, 2005. Goodwill as of both dates would be understated by as much as $2.3 million. There may be additional changes in net property and equipment in post-acquisition periods caused by the operation of acquisition-related purchase accounting, which the Company is currently in the process of verifying and quantifying. These changes, if any, would result in further changes to goodwill.

(4) Decrease in other assets from December 31, 2005 is primarily due to the amortization of intangible assets resulting from the valuation step-up in connection with the Oak Hill acquisition.

(5) Increase in accounts payable from December 31, 2005 of $12.9 million is primarily due to the timing of merchandise receipts in the two weeks prior to the quarter-end dates, as receipts were lower at the end of 2005 due to limited holiday shipping and receiving schedules.

(6) Decrease in accrued expenses from December 31, 2005 is primarily due to the reduction of legal and professional fees, combined with the timing of the Company's payroll cycle and the semi-annual interest payment on the Company's senior subordinated notes.

(7) Increase in current portion of debt and capital leases from December 31, 2005 of $29.3 million reflects borrowings on the Company's asset-based revolving loan agreement to fund capital expenditures and general working capital needs during the first nine months of the year.

(8) The outstanding revolver loan balance of $164.9 million at September 30, 2006 and $135.7 million at December 31, 2005 has been classified as a current liability because cash receipts controlled by the lenders are used to reduce outstanding debt, and the Company does not meet the criteria of FAS 6 - "Classification of Short-Term Obligations Expected to be Refinanced," to reclassify the debt as long-term. It should be noted that this reclassification is not a result of a change in status or compliance with the terms of this indebtedness. The Company expects to continue to borrow under this facility until its maturity in 2011.

(9) Decrease in other liabilities from December 31, 2005 is primarily due to the reversal of the majority of the previously accrued labor contingency expenses recorded in connection with the settlement of the Company's labor contract negotiations.

(10) As discussed in the Form 12b-25, stockholder's equity would be understated as of each date.

TABLE 3
-------

                           DUANE READE HOLDINGS, INC.
                           Preliminary Operating Data
                                   (Unaudited)
                             (Dollars in thousands)

                                                            FOR THE 13 WEEKS ENDED               FOR THE 39 WEEKS ENDED
                                                     ----------------------------------     ----------------------------------
                                                       September 30,     September 24,        September 30,    September 24,
                                                          2006              2005                 2006              2005
                                                     ---------------   ----------------     ---------------   ----------------
LIFO EBITDA (1)                                         $    13,261         $    3,173         $    30,422        $    22,205
LIFO Expense (2)                                                550                300               1,650                384
                                                     ---------------   ----------------     ---------------   ----------------
FIFO EBITDA (1)                                         $    13,811         $    3,473         $    32,072        $    22,589
                                                     ---------------   ----------------     ---------------   ----------------

FIFO EBITDA as a percentage of net sales                       3.6%               0.9%                2.7%               1.9%

Adjusted FIFO EBITDA (3)                                $    16,598         $    8,158         $    41,904        $    37,891

Adjusted FIFO EBITDA as a percentage of sales                  4.3%               2.2%                3.6%               3.2%

Capital expenditures                                    $     5,882         $    4,076         $    18,152        $    18,386
Lease acquisitions and other investing activities       $     1,119         $    1,140         $     5,226        $     6,904

Same-store sales growth                                        4.4%               2.1%                3.7%               1.4%
Pharmacy same-store sales growth                               2.9%               0.3%                1.4%               0.7%
Front-end same-store sales growth                              5.7%               3.7%                5.6%               2.0%
Pharmacy sales as a % of net sales                            47.1%              48.1%               46.5%              48.8%
Third Party sales as a % of
   prescription sales                                         92.9%              92.6%               92.8%              92.7%

Average weekly prescriptions
   filled per store (4)                                         777                777                 804                817

Number of stores at end of period                                                                      249                249
Retail square footage at end of period                                                           1,726,969          1,732,174
Average store size (sq.ft.) at end of period                                                         6,936              6,957

---------------
(1) As used in this report, FIFO EBITDA means earnings before interest, income taxes, depreciation, amortization, debt extinguishment, expenses related to the acquisition transaction, labor contingency expense, non-cash charges and credits related to the LIFO inventory valuation method, extraordinary charges and other non-recurring charges. We believe that FIFO EBITDA, as presented, represents a useful measure of assessing the performance of our ongoing operating activities, as it reflects our earnings trends without the impact of certain non-cash charges and other non-recurring items. Targets and positive trends in FIFO EBITDA are used as performance measures for determining certain compensation of management. FIFO EBITDA is also used as a performance measure in our various debt agreements. LIFO EBITDA reflects FIFO EBITDA adjusted to include the effect of non-cash charges and credits related to the LIFO inventory valuation method.

     We understand that, although security analysts frequently use FIFO EBITDA in the evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. FIFO EBITDA is not intended as an alternative to net income as an indicator of our operating performance, or as an alternative to any other measure of performance in conformity with generally accepted accounting principles, nor as an alternative to cash flow from operating activities as a measure of liquidity.

     Reconciliations of net loss to FIFO EBITDA, Adjusted FIFO EBITDA and operating cash flow for each period included above and highlighted elsewhere in this document are provided in the tables on the following pages of this press release.

(2) LIFO expense for the 39 weeks ended September 24, 2005 includes the remaining portion of the purchase accounting valuation step-up of $0.5 million, offset by the estimated impact of inflation of approximately $0.9 million.

(3) As used in this report, Adjusted FIFO EBITDA means FIFO EBITDA as defined above, adjusted to exclude non-cash rent expense and certain charges related to the acquisition transaction, inventory valuation step-up adjustments and certain non-recurring payments to the current CEO and former CEO that are not included in the definition of EBITDA used for our various debt agreements.

(4)  Comparative stores only, does not include new stores.

TABLE 4
-------

                           DUANE READE HOLDINGS, INC.
                Reconciliation of Net Sales to Retail Store Sales
                                 (in thousands)

                                                          ------------------------------      -----------------------------
                                                              FOR THE 13 WEEKS ENDED             FOR THE 39 WEEKS ENDED
                                                          ------------------------------      -----------------------------
                                                           September 30,   September 24,       September 30,  September 24,
                                                               2006            2005                2006            2005
                                                          -------------   -------------       -------------   -------------
Net sales                                                    $ 385,655       $ 378,557          $1,170,313      $1,172,824
Resale activity                                                 15,751          19,337              37,194          72,343
                                                          -------------   -------------       -------------   -------------
Retail store sales                                           $ 369,904       $ 359,220          $1,133,119      $1,100,481
                                                          =============   =============       =============   =============

                    Reconciliation of EBITDA to Net Loss and
                      Net Cash Used in Operating Activities
                                   (Unaudited)
                                 (in thousands)

                                                          -----------------------------       -----------------------------
                                                              FOR THE 13 WEEKS ENDED             FOR THE 39 WEEKS ENDED
                                                          -----------------------------       -----------------------------
                                                           September 30,   September 24,       September 30,  September 24,
                                                               2006            2005                2006            2005
                                                          -------------   -------------       -------------   -------------
FIFO EBITDA                                                   $ 13,811         $ 3,473            $ 32,072        $ 22,589
LIFO Expense                                                       550             300               1,650             384
                                                          -------------   -------------       -------------   -------------
LIFO EBITDA                                                     13,261           3,173              30,422          22,205

Depreciation and amortization (1)                              (17,863)        (17,816)            (55,169)        (53,313)
Labor contingency (expense) income                                   -          (1,100)             18,004          (3,300)
Transaction expense                                                  -            (236)                  -            (817)
Interest expense                                               (14,356)        (12,654)            (42,229)        (35,318)
Income tax (provision) benefit (1)                                (734)         12,885              (1,661)         31,704
                                                          -------------   -------------       -------------   -------------
Net loss (1)                                                 $ (19,692)      $ (15,748)          $ (50,633)      $ (38,839)
                                                          -------------   -------------       -------------   -------------

Net loss (1)                                                   (19,692)        (15,748)            (50,633)        (38,839)
Adjustments to reconcile net loss
     to cash used in operating activities:
  Depreciation and amortization (1)                             18,775          18,844              58,205          56,082
  Deferred tax provision (benefit) (1)                             548         (12,886)              1,409         (31,744)
  Non-cash rent expense                                          2,531           3,231               7,681          10,132
  Other non-cash expense                                           107          (2,104)                211          (2,104)
Changes in operating assets and liabilities
     (net of effect of acquisitions):
  Receivables                                                    2,874          (1,702)              5,147           3,898
  Inventories                                                   (4,505)         19,653               4,885           4,466
  Accounts payable                                               7,064         (14,877)             12,858          (6,589)
  Prepaid and accrued expenses                                 (15,217)          3,803             (13,382)        (12,088)
  Other assets/liabilities, net                                 (1,644)            (57)            (31,671)          6,274
                                                          -------------   -------------       -------------   -------------
Cash used in operating activities                             $ (9,159)       $ (1,843)           $ (5,290)      $ (10,512)
                                                          -------------   -------------       -------------   -------------


Calculation of Adjusted FIFO EBITDA

FIFO EBITDA as above                                          $ 13,811         $ 3,473            $ 32,072        $ 22,589

Non-cash rent expense                                            2,531           3,231               7,681          10,132
Former CEO-related expenses                                        (14)          1,141                 370           3,698
Oak Hill management fee                                            313             313                 938             938
Executive severance reserve                                        206               -                 506               -
Executive relocation expenses                                        -               -                 156               -
Phantom stock liability adjustment                                (518)              -                (518)              -
Other                                                              162               -                 488               -
FAS 123R stock option expense                                      107               -                 211               -
Purchase accounting inventory valuation adjustment (2)               -               -                   -             534
                                                          -------------   -------------       -------------   -------------
Adjusted FIFO EBITDA                                          $ 16,598         $ 8,158            $ 41,904        $ 37,891
                                                          =============   =============       =============   =============

---------------
(1) As discussed in the Form 12b-25, increased depreciation and amortization expense may have resulted from credits and repayments made during prior fiscal periods. Assuming that all amounts credited were subsequently repaid, the credits and repayments may have resulted in an overstatement of depreciation and amortization expense of up to approximately $147 in the third quarter of each of 2006 and 2005 and up to approximately $438 in each of the 2006 and 2005 nine month periods. These amounts would have increased operating loss and loss before income taxes for all of the above periods. Income tax benefit during the 2005 periods may also have been increased as a result, based on the tax impact of such depreciation expense. Due to tax valuation reserves being recorded during 2006 there would not be any impact upon income tax expense for the 2006 periods. Net loss for the above periods would reflect the combined impact of the overstatement of depreciation and amortization expense and any changes in income tax expense. As a result of additional possible changes to net property and equipment caused by the operation of acquisition-related purchase accounting, depreciation and amortization expense may be further changed, but there would be no impact from such changes on Adjusted FIFO EBITDA for any of those periods. The Company is in the process of verifying and quantifying such amounts.

(2) The application of purchase accounting under SFAS 141 resulted in an increase in the inventory valuation by $8.5 million over FIFO cost as of July 30, 2004. During the quarter ended December 25, 2004, approximately $7.9 million of this non-cash purchase accounting adjustment was charged to cost of sales on a FIFO EBITDA basis. The balance of the purchase accounting adjustment was charged to cost of sales during the first quarter of 2005.

TABLE 5
-------

                           DUANE READE HOLDINGS, INC.
                   Reconciliation of Range of Projected EBITDA
                             to Net Loss (Unaudited)
                                 (in thousands)

                                                 -----------------------------------
                                                       FOR THE 52 WEEKS ENDED
                                                         DECEMBER 30, 2006
                                                 -----------------------------------
Annual sales                                     $ 1,616,250             $ 1,631,050
                                                 -----------             -----------

EBITDA (Adjusted FIFO Basis)                     $    60,000             $    65,000

Deferred rent expense                                (10,200)                (10,200)
Other expense (1)                                     (3,000)                 (3,000)
                                                 -----------             -----------
EBITDA (FIFO Basis)                                   46,800                  51,800

LIFO expense                                          (2,200)                 (2,200)
                                                 -----------             -----------
EBITDA (LIFO Basis)                                   44,600                  49,600

Depreciation and amortization expense                (74,900)                (74,900)
Labor contingency income                              18,000                  18,000
Interest expense                                     (53,100)                (53,100)
Income taxes                                               -                       -
                                                 -----------             -----------
Net loss                                         $   (65,400)            $   (60,400)
                                                 ===========             ===========

---------------
(1) Includes employment-related expenses of the current and former CEO's, Oak Hill management fees, executive severance and relocation expenses and stock option expenses in accordance with FAS 123R.